Exhibit 99.1

CCH HOLDINGS LTD

FORM OF EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement, dated as of _______, 20___ (this “Agreement”), is executed by and between CCH Holdings Ltd, an exempted company incorporated and existing under the laws of the Cayman Islands (the “Company”) and________, an individual with passport/ID number__________ (the “Executive”).

WHEREAS, the Company desires to employ the Executive and to assure itself of the services of the Executive during the term of Employment (as defined below) and under the terms and conditions of this Agreement;

WHEREAS, the Executive desires to be employed by the Company during the term of Employment and under the terms and conditions of this Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the Company and the Executive agree as follows:

Article I

EMPLOYMENT

Section 1.01 Employment. The Company hereby agrees to employ the Executive and the Executive hereby accepts such employment, on the terms and conditions hereinafter set forth (the “Employment”).

Section 1.02 Term of Employment. Subject to the terms and conditions of this Agreement, the term of the Employment shall be_____ years, commencing on____, 20__ and ending on_______, _____ (the “Term”), unless terminated earlier pursuant to the terms of this Agreement.

Section 1.03 Position, Duties and Responsibilities.

(a) During the Term, the Executive shall serve as______ of the Company or in such other position or positions with a level of duties and responsibilities consistent with the foregoing with the Company and/or its subsidiaries and affiliated entities as the board of directors of the Company (the “Board”) may specify from time to time and shall have the duties, responsibilities and obligations customarily assigned to individuals serving in the position or positions in which the Executive serves hereunder and as assigned by the Board, or with the Board’s authorization, by the Company’s Chief Executive Officer. The Executive will be based in______, _______or any other location as requested by the Company during the Term.

(b) The Executive agrees to serve without additional compensation, if elected or appointed thereto, as a director of the Company or any subsidiaries or affiliated entities of the Company (collectively, the “Group”) and as a member of any committees of the board of directors of any such entity; provided that the Executive is indemnified for serving in any and all such capacities on a basis no less favorable than is currently provided to any other director of any member of the Group.

(c) The Executive agrees to devote all of his/her working time and efforts to the performance of his/her duties for the Company and to faithfully and diligently serve the Company in accordance with this Agreement and the guidelines, policies and procedures of the Company approved from time to time by the Board.

(d) Except with the prior written approval of the Company, the Executive shall not render commercial or professional services of any nature to any person or organization, whether or not for compensation; and the Executive will not directly or indirectly engage, participate, invest, finance or otherwise assist in any business activity that is potentially competitive in any manner with the business of the Company or any affiliated entities or any business activity that may cause the Executive to be in conflict of interest with the Company or any affiliated entities, whether or not for profit.

Article II

COMPENSATION AND BENEFITS

Section 2.01 Base Salary. The Company shall pay base salaries to the Executive in the amount and by the means as set forth in Part I of Schedule A hereto, subject to annual review and adjustment by the Board or any committee designated by the Board.

Section 2.02 Bonus. The Executive may be entitled to the performance-based bonus as set forth in Part II of Schedule A hereto, subject to annual review and adjustment by the Board or any committee designated by the Board.

Section 2.03 Equity Incentives. During the Term, the Executive shall be eligible to participate, at a level comparable to similarly situated executives of the Company, in such long-term compensation arrangements as may be authorized from time to time by the Board, including any share incentive plan the Company may adopt from time to time in its sole discretion.

Section 2.04 Benefits. During the Term, the Executive shall be entitled to participate in all of the employee benefit plans and arrangements made available by the Company to its similarly situated executives, including, but not limited to, any retirement plan, medical insurance plan and travel/holiday policy, subject to and on a basis consistent with the terms, conditions and overall administration of such plans and arrangements.

Article III

COVENANTs

Section 3.01 Confidentiality and Non-Disclosure.

(a) The Executive acknowledges and agrees that the Executive holds a position of trust and confidence with the Company and that his/her employment by the Company will require that the Executive have access to and knowledge of proprietary, confidential or secret information in connection with the Company, the business of the Group, customers or business partners of the Company or their respective businesses (the “Confidential Information”). Such Confidential Information shall include, without limitation, trade secrets, manuals, hardware, customers’ personal information, terms of business agreements and contracts, research materials, business strategies, personnel information, market information, technical materials, forecasts, promotion, financial and other business information of the Group, no matter such information is directly or indirectly disclosed to the Executive in writing, orally, in the form of image or object or otherwise. The Executive acknowledges and agrees that he/she direct and indirect disclosure of any such Confidential Information would place the Company at a competitive disadvantage and would do damage, monetary or otherwise, to the Company’s business.

(b) During the Term and at all times thereafter, the Executive shall not, directly or indirectly, whether individually, as a director, shareholder, owner, partner, employee, consultant, principal or agent of any business, or in any other capacity, publish or make known, disclose, furnish, reproduce, make available, or utilize any of the Confidential Information without the prior express written approval of the Company, other than in the proper performance of the duties contemplated herein, unless and until such Confidential Information is or shall become general public knowledge through no fault of the Executive.

(c) In the event that the Executive is required by law to disclose any Confidential Information, the Executive agrees to give the Company prompt advance written notice thereof and to provide the Company with reasonable assistance in obtaining an order to protect the Confidential Information from public disclosure.

(d) The failure to mark any Confidential Information as confidential shall not affect its status as Confidential Information under this Agreement.

Section 3.02 Third Party Information in the Executive’s Possession. The Executive agrees that he/she shall not, during the Term, (a) improperly use or disclose any proprietary information or trade secrets of any former employer or other person or entity with which the Executive has an agreement or duty to keep in confidence information acquired by Executive, if any, or (b) bring into the premises of Company any document or confidential or proprietary information belonging to such former employer, person or entity unless consented to in writing by such former employer, person or entity.

Section 3.03 Third Party Information in the Company’s Possession. The Executive recognizes that the Company may have received, and in the future may receive, from third parties their confidential or proprietary information subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. The Executive agrees that the Executive owes the Company and such third parties, during the Term and thereafter, a duty to hold all such confidential or proprietary information in strict confidence and not to disclose such information to any person or firm, or otherwise use such information, in a manner inconsistent with the limited purposes permitted by the Company’s agreement with such third party.

Section 3.04 Non-Competition. In consideration of the compensation provided to the Executive by the Company hereunder, the adequacy of which is hereby acknowledged by the parties hereto, the Executive agrees that during the Term and for a period of one year following the termination of the Employment for whatever reason (the “Restrictive Period”), the Executive shall not, directly or indirectly, engage in any manner in any business that may compete with the business of the Company anywhere in the world, and without the prior written consent of the Company, the Executive shall not, directly or indirectly, anywhere in the world, own an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or be connected with, as an officer, employee, partner, shareholder, principal, licensor, consultant or otherwise, any person that competes with the Company. During the Restrictive Period, the Executive shall not approach borrowers, institutional funding partners or other persons or entities introduced to the Executive in his/her capacity as a representative of the Company for the purpose of doing business with such persons or entities that will harm the Company’s business relationships with these persons or entities.

Section 3.05 Non-Solicitation; Non-Interference. During the Restrictive Period, the Executive agrees that he/she will not, directly or indirectly, for the Executive’s benefit or for the benefit of any other person or entity, do any of the following:

(a) solicit or seek to solicit from any partner doing business with the Group during the Term business of the same or of a similar nature to the business of the Group;

(b) solicit or seek to solicit from any known potential partner of the Group business of the same or of a similar nature to that which, whether or not has been the subject of a known written or oral bid, offer or proposal by the Group, or of substantial preparation with a view to making such a bid, proposal or offer;

(c) solicit or seek to solicit the employment or services of, or hire or engage, any person who is employed or engaged by the Group;

(d) assume employment with or provide services to any competitors of the Group, or engage, whether as principal, partner, consultant or otherwise, any of the Group’s competitors, without the Group’s prior written consent; or

(e) otherwise interfere with the business or accounts of the Group, including, but not limited to, with respect to any relationship or agreement between the Group and any of its partners.

Section 3.06 No-Conflict. The Executive represents and warrants that the execution by the Executive of this Agreement, the employment with the Company, and the performance by the Executive of his/her duties and responsibilities pursuant to this Agreement will not breach any of his/her legal or contractual obligation to any prior employer of the Executive or any other parties, including, without limitation, any obligation in respect of proprietary or confidential information or intellectual property rights of such party.

Section 3.07 Enforceability. Each covenant contained in this Article III constitutes an independent covenant, and if any covenant in unenforceable, other covenants shall continue to be valid and binding. In the event the term of any restriction or the territorial restriction contained in this Article III is finally determined by a competent court to have exceeded the maximum extent deemed reasonable and enforceable by such court, then this Agreement shall be amended as such to adopt the longest term or largest territory deemed by such court to be enforceable. Any lawsuit or claim brought by the Executive against the Company (whether by virtue of this Agreement or any other agreement) shall not constitute a defense against the enforcement of this Article III by the Company.

Section 3.08 Injunctive Relief. The Executive agrees that any breach or threatened breach of any covenants contained in this Article III would result in irreparable injury and damage to the Company for which an award of money to the Company would not be an adequate remedy. The Executive therefore also agrees that in the event of said breach or any reasonable threat of breach, the Company shall be entitled to seek an immediate injunction and restraining order to prevent such breach and/or threatened breach and/or continued breach by the Executive and/or any and all persons and/or entities acting for and/or with the Executive. The terms of this paragraph shall not prevent the Company from pursuing any other available remedies for any breach or threatened breach hereof, including, but not limited to, remedies available under this Agreement and the recovery of damages. The Executive and the Company further agree that the provisions of this Article III are reasonable.

Section 3.09 Indemnity of Company. The Executive agrees to indemnify the Company and hold it harmless from and against all claims, liabilities, damages and expenses, including reasonable attorneys’ fees and costs of litigation, arising out of or in connection with any violation of this Agreement by the Executive.

Article IV

INTELLECTUAL PROPERTY

Section 4.01 Prior Inventions. The Executive has attached hereto, as Schedule B, a list of patents duly registered with relevant authorities, original works of authorship and trade secrets made or conceived by or belonging to the Executive (whether made solely by the Executive or jointly with others) that (a) were developed by Executive prior to the Executive’s employment by the Company, (b) relate to the Company’ actual or proposed business, products or research and development, and (c) are not assigned to the Company hereunder (collectively, the “Prior Inventions”); or, if no such list is attached, the Executive represents that there are no such Prior Inventions. Except to the extent set forth in Schedule B, the Executive hereby acknowledges that, if in the course of his/her service for the Company, the Executive incorporates into a Company product, process or machine a Prior Invention owned by the Executive or in which he/she has an interest, the Company is hereby granted and shall have a nonexclusive, royalty-free, irrevocable, perpetual, worldwide right and license (which may be freely transferred by the Company to any other person or entity) to make, have made, modify, use, sell, sublicense and otherwise distribute such Prior Invention as part of or in connection with such product, process or machine.

Section 4.02 Assignment of Intellectual Property. The Executive hereby assigns to the Company or its designees, without further consideration and free and clear of any lien or encumbrance, the Executive’s entire right, title and interest to any and all inventions, discoveries, improvements, developments, works of authorship, concepts, ideas, plans, specifications, software, formulas, databases, designees, processes and contributions to Confidential Information created, conceived, developed or reduced to practice by the Executive (alone or with others) during the Term which (a) are related to the Company’s current or anticipated business, activities, products, or services, (b) result from any work performed by Executive for the Company, or (c) are created, conceived, developed or reduced to practice with the use of Company property, including any and all Intellectual Property Rights (as defined below) therein (the “Work Product”). Any Work Product which falls within the definition of “work made for hire”, as such term is defined in the U.S. Copyright Act, shall be considered a “work made for hire”, the copyright in which vests initially and exclusively in the Company. The Executive waives any rights to be attributed as the author of any Work Product and any “droit morale” (moral rights) in Work Product. The Executive agrees to immediately disclose to the Company all Work Product. For purposes of this Agreement, “Intellectual Property Rights” shall mean any patent, copyright, trademark or service mark, trade secret, or any other proprietary rights protection legally available.

Section 4.03 Patent and Copyright Registration. The Executive agrees to execute and deliver any instruments or documents and to do all other things reasonably requested by the Company in order to more fully vest the Company with all ownership rights in the Work Product. If any Work Product is deemed by the Company to be patentable or otherwise registrable, the Executive shall assist the Company (at the Company’s expense) in obtaining letters of patent or other applicable registration therein and shall execute all documents and do all things, including testifying (at the Company’s expense) as necessary or appropriate to apply for, prosecute, obtain, or enforce any Intellectual Property Rights relating to any Work Product. Should the Company be unable to secure the Executive’s signature on any document deemed necessary to accomplish the foregoing, whether due to the Executive’s disability or other reason, the Executive hereby irrevocably designates and appoints the Company and each of its duly authorized officers and agents as the Executive’s agent and attorney-in-fact to act for and on the Executive’s behalf and stead to take any of the actions required of Executive under the previous sentence, with the same effect as if executed and delivered by the Executive, such appointment being coupled with an interest.

Section 4.04 Maintenance of Records. The Executive agrees to keep and maintain adequate and current written records of all Intellectual Property Rights made by the Executive (solely or jointly with others) during the term of his/her employment with the Company. The records will be in the form of notes, sketches, drawings, and any other format that may be specified by the Company. The records will be available to and remain the sole property of the Company at all times.

Article V

TERMINATION

Section 5.01 Termination By the Company.

(a) By Reason of Death. The employment of the Executive by the Company shall be automatically ceased upon the death of the Executive. In the event that employment of the Executive by the Company terminates as a result of the Executive’s death, the Executive’s estate or heirs will receive all unpaid compensation accrued as of the date of the termination of the employment as provided in Article II hereof; provided that the Company may deduct and withhold any amount it is entitled to as damages under applicable laws. Thereafter, all obligations of the Company under this Agreement shall terminate. Nothing contained herein shall prevent the estate or heirs of the Executive from being entitled to any interest or other applicable benefits under any life insurance programs (if any).

(b) By Reason of Disability. In the event that the Executive is entitled to long-term disability benefits of the Company, or in the event that, in the judgment of the Company, the Executive is not able to perform his/her duties for 90 consecutive days or 120 days or longer in a 12-month period due to his/her physical or psychological problems, the Company may terminate the Executive’s employment; provided that such termination is permitted by the law. Upon termination, the Company shall pay all compensation of the Executive accrued up to the date of termination pursuant to Article II hereof; provided, however, that the Company may deduct and withhold any amount it is entitled to as damages under applicable laws. Thereafter, all obligations of the Company under this Agreement shall terminate. The provisions of this Section 5.01(b) shall not affect the Executive’s rights under any disability program that he/she participates (if any).

(c) For Cause. For purposes of this Agreement, unless otherwise provided under applicable laws, “Cause” will exist at any time after the occurrence of one or more of the following events: (i) the Executive commits willful misconduct or gross negligence in performance of his/her duties hereunder (the “Malfeasance”) and fails to correct such Malfeasance within a reasonable period specified by the Company after the Company has sent the Executive a written notice demanding correction within such a period; (ii) the Executive has committed Malfeasance and has caused serious losses and damages to the Company; (iii) the Executive seriously violates the internal rules of the Company and fails to correct such violation within a reasonable period specified by the Company after the Company has sent the Executive a written notice demanding correction within such a period; (iv) the Executive has seriously violated the internal rules of and has caused serious losses and damages to the Company; (v) the Executive is convicted by a court of competent jurisdiction or has pleaded guilty of theft, fraud or other criminal offense; (vi) the Executive seriously breaches his/her duty of loyalty to the Company or an affiliated entity of the Company under the laws of the Cayman Islands, Malaysia or other relevant jurisdictions; or (vii) the Executive continues failure to satisfactorily perform his/her duties. The Company may terminate the employment of the Executive for Cause at any time without prior written notice. Upon termination, the Company shall pay all compensation of the Executive accrued up to the date of termination pursuant to Article II hereof and severance payments as expressly required by applicable law; provided, however, that the Company may deduct and withhold any amount it is entitled to as damages under applicable laws. Thereafter, all obligations of the Company under this Agreement shall terminate.

(d) Without Cause. The Company may terminate the Executive’s employment by a three-month prior written notice. Upon termination, the Company shall pay all compensation of the Executive accrued up to the date of termination pursuant to Article II hereof; provided, however, that the Company may deduct and withhold any amount it is entitled to as damages under applicable laws. Thereafter, all obligations of the Company under this Agreement shall terminate.

Section 5.02 Termination by the Executive. The Executive may voluntarily terminate his/her employment with the Company with or without cause by a three-month prior written notice. During such three-month notice period, the Executive shall continue to perform diligently his/her duties and responsibilities under this Agreement. The Company shall have the discretion to terminate its employment with the Executive prior to the last day of such three-month period; provided that the Company shall have paid the Executive all of his/her compensation accrued through the last day of such three-month period pursuant to Article II hereof; provided further that the Company may deduct and withhold any amount it is entitled to as damages under applicable laws. Thereafter, the Company’s obligations hereunder shall terminate. In such case, the Company shall not be responsible for paying any severance pay or other benefits to the Executive.

Section 5.03 Notice of Termination. Any termination of the Executive’s employment under this Agreement shall be communicated by written notice of termination (the “Notice of Termination”) from the terminating party to the other party. The Notice of Termination shall indicate the specific provision(s) of this Agreement relied upon in effecting the termination. The “date of termination” shall mean (a) the date set forth in the Notice of Termination, or (b) if the Executive’s employment is terminated by the Executive’s death, the date of his/her death.

Section 5.04 Return of Group Property. The Executive agrees that following the termination of the Executive’s employment for any reason, or at any time prior to the Executive’s termination upon the request of the Company, he/she shall return all property of the Group that is then in or thereafter comes into his/her possession, including, but not limited to, any Confidential Information or Intellectual Property Rights, or any other documents, contracts, agreements, plans, photographs, projections, books, notes, records, electronically stored data and all copies, excerpts or summaries of the foregoing, as well as any automobile or other materials or equipment supplied by the Group to the Executive, if any.

Section 5.05 Requirement for a Release. Notwithstanding the foregoing, the Company’s obligations to pay or provide any benefits shall (a) cease as of the date the Executive breaches any of the provisions of this Agreement, and (b) be conditioned on the Executive signing the Company’s customary release of claims in favor of the Group and the expiration of any revocation period provided for in such release.

Article VI

ANTI-CORRUPTION

Section 6.01 Anti-Corruption. The Executive agrees to diligently adhere to the U.S. Foreign Corrupt Practices Act of 1977, as amended, and applicable anti-corruption laws, rules and regulations in other relevant jurisdictions. The Executive agrees and promises not to provide or offer any remuneration, gift, service or article of value to any government officials (including working stuff or employees of any government or administrative agencies, political parties or candidates) of any country for any reason. The Executive further agrees and promises that the Executive will not accept any remuneration in the form of cash or other tangible objects from any person in performing his/her duties under this Agreement other than the compensation specified in Article II of this Agreement. The Executive promises that all conducts of the Executive under this Agreement shall be in compliance with all applicable laws, regulations and administrative rules at all times.

Article VII

MISCELLANEOUS

Section 7.01 Withholding Taxes. Notwithstanding anything else herein to the contrary, the Company may withhold (or cause there to be withheld, as the case may be) from any amounts otherwise due or payable under or pursuant to this Agreement such national, state, provincial, local or any other income, employment, or other taxes as may be required to be withheld pursuant to any applicable law or regulation.

Section 7.02 Continuing Obligation. If the Executive is employed by any existing or future member of the Group at any time, or provides services to such member of the Group, or otherwise retained by such member of the Group, then the obligations under this Agreement shall continue to apply. Any reference to the Company shall include such member of the Group. In the event that this Agreement expires or terminates for any reason, the Executive shall immediately resign from any position at such member of the Group, unless otherwise required by the Company.

Section 7.03 Notice to Employer. The Executive hereby authorizes the Company to notify the relevant provisions of this Agreement and the Executive’s obligations under this Agreement to the actual or future employer of the Executive (including the member of the Group with which the Executive will work), unless otherwise agreed by and between the Executive and the Company.

Section 7.04 Right to Name and Image. The Executive hereby authorizes the Company to use, or authorize any other person to use, once or from time to time during his/her employment with the Company, the names, photos, images (including cartoons), voices and resume of the Executive as well as photocopies and duplicates thereof in any media now known or developed in the future (including but not limited to movies, videos, digital or any other electronic media) for purposes as may be deemed appropriate by the Company.

Section 7.05 Survival. The Executive further agrees that (a) Articles III and IV shall survive the termination or expiration of the Term and the termination of this Agreement, and (b) after termination or expiration of the Term, the Executive shall use his/her best efforts to cooperate with the Company in connection with such surviving obligations, including, without limitation to, completion of outstanding work on behalf of the Company, transfer of his/her assignments to designated employees of the Company, and defense of the Company against claims raised by any third party in connection with any action or negligence of the Executive during his/her employment with the Company.

Section 7.06 Amendment. This Agreement may not be amended, modified or changed (in whole or in part), except by a formal, definitive written agreement expressly referring to this Agreement, which agreement is executed by both of the parties hereto.

Section 7.07 Waiver. Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

Section 7.08 Transfer; Successors and Assigns. The Executive agrees that he/she will not transfer, sell, assign or otherwise dispose of (whether voluntarily, involuntarily or by operation of law) any rights or interests under this Agreement, and the rights of the Executive shall not be subject to any security interest or creditors’ claims. Any such transfer, assign or other disposal shall be invalid. Nothing contained in this Agreement shall prevent the Company from merging into or with any other company or selling all or substantially all of the assets of the Company, or transfer this Agreement or any obligation under this Agreement. In the event of any change in the ownership interest or the control of the Company, the provisions of this Agreement shall continue to apply and shall be binding upon any successors. Notwithstanding and subject to the foregoing, this Agreement shall be valid and binding upon, and inure to the benefit of, the successor, representative, heirs and permitted assigns of each party, and shall not vest in any other individual or entity any interest.

Section 7.09 Notice. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made if (a) delivered by hand, (b) otherwise delivered against receipt therefor, (c) sent by a recognized courier with next-day or second-day delivery to the last known address of the other party; or (d) sent by e-mail with confirmation of receipt.

Section 7.10 Severability; Enforceability. Without prejudice to Section 3.07, if all or any portion of any provision of this Agreement as applied to any person, to any place or to any circumstance shall be ruled by an arbitration commission or a court of competent jurisdiction to be invalid, illegal or incapable of being enforced, the same shall in no way affect (to the maximum extent permissible by applicable laws) that provision or the remaining portions of that provision as applied to any parties, places or circumstances or any other provisions of this Agreement or the validity or enforceability of this Agreement as a whole.

Section 7.11 Entire Agreement. This Agreement constitutes the entire agreement and understanding between the Executive and the Company regarding the terms of the Employment and supersedes all prior or contemporaneous oral or written agreements concerning such subject matter. The Executive acknowledges that he/she has not entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set forth in this Agreement.

Section 7.12 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of New York without regard to the conflict of laws principles thereof.

Section 7.13 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories. Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.

The Executive acknowledges that (a) he/she has consulted or has the opportunity to consult with independent counsel of his/her choice regarding this Agreement, and the Company has suggested that he/she do so and (b) he/she has read and understands this Agreement, fully understands its legal effect, and has entered into this Agreement voluntarily in his/her own judgment. The Executive hereby agrees that the obligations under Articles III and IV hereof and the definition of Confidential Information contained in those provisions shall also apply to the Confidential Information relating to any work performed for the Company prior to the execution of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

CCH HOLDINGS LTD

By:
Name:
Title:

EXECUTIVE

Name:

[Signature Page to Executive Employment Agreement]

Schedule A

Compensation

Part I. Base Salary

Part II. Bonus

A-1

Schedule B

List of Prior Inventions

Title	Date	Identifying Number or Brief Description

        No inventions or improvements

        Additional Sheets Attached

Signature of Executive:

Print Name of Executive:

Date:

B-1